UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                    The Children's Place Retail Stores, Inc.
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                                (Name of Issuer)


                          Common Stock, $0.10 par value
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                         (Title of Class of Securities)


                                    168905107
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                                 (CUSIP Number)


                              Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                               New York, NY 10281
                                 (212) 504-5555
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 29, 2009
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             (Date of Event Which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  168905107
1    NAMES OF REPORTING PERSONS

     Ezra Dabah
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     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  |_|
                                                                        (b)  |X|
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3    SEC USE ONLY

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4    SOURCE OF FUNDS

     PF
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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                7    SOLE VOTING POWER

NUMBER OF            1,561,393
SHARES               ----------------------------------------------------
BENEFICIALLY    8    SHARED VOTING POWER
OWNED BY
EACH                 3,359,460
REPORTING            ----------------------------------------------------
PERSON          9    SOLE DISPOSITIVE POWER

                     1,561,393
                     ----------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     3,359,460
                     ----------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,920,853
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.6%
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14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP NO.:  168905107
1    NAMES OF REPORTING PERSONS

     Renee Dabah
--------------------------------------------------------------------------------
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

NUMBER OF            104,100
SHARES               ----------------------------------------------------
BENEFICIALLY    8    SHARED VOTING POWER
OWNED BY
EACH                 4,816,753
REPORTING            ----------------------------------------------------
PERSON          9    SOLE DISPOSITIVE POWER

                     104,100
                     ----------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     4,816,753
                     ----------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,920,853
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

      This Amendment No. 8 amends and supplements the statement on Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission on October 15, 2007, as amended by Amendment No. 1 filed on February 7, 2008, Amendment No. 2 filed on February 21, 2008, Amendment No. 3 filed on May 15, 2008, Amendment No. 4 filed on April 24, 2009, Amendment No. 5 filed on May 6, 2009, Amendment No. 6 filed on May 15, 2009 and Amendment No. 7 on June 5, 2009 by Ezra Dabah and Renee Dabah (the "Reporting Persons") with respect to the shares of Common Stock, $0.10 par value per share (the "Common Stock"), of The Children's Place Retail Stores, Inc., a Delaware corporation (the "Company"). Stanley Silverstein, Raine Silverstein, Barbara Dabah and Gila Goodman have ceased to be reporting persons on this Schedule 13D, as more fully discussed in Item 2 below. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the
Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the
Schedule 13D as amended and supplemented hereby.

      The Reporting Persons have entered into a Fourth Amended and Restated Joint Filing Agreement, dated as of July 29, 2009, a copy of which is filed herewith as Exhibit L and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in
Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.

      Items 2, 4, 5, 6 and 7 are hereby amended and supplemented as follows:

Item 2.  Identity and Background.

      On July 29, 2009, The Committee of Concerned Shareholders of The Children's Place (the "Committee") was disbanded. As a result, Stanley Silverstein, Raine Silverstein, Barbara Dabah and Gila Goodman ceased to be reporting persons on this Schedule 13D.

Item 4.  Purpose of Transaction.

      On July 29, 2009, the Reporting Persons and certain affiliated trusts entered into a securities purchase agreement with the Company (the "Securities Purchase Agreement") pursuant to which the parties agreed to, among other things, the following:

      o The Reporting Persons and certain affiliated trusts will abstain from voting or vote all shares of Common Stock which they are entitled to vote at the 2009 Annual Meeting of Stockholders of the Company (the "2009 Meeting"), or any adjournments thereof, in favor of the election of each of the directors nominated by the Board, and will abstain from voting or will vote in opposition to any proposal (whether by proxy solicitation or otherwise) that is not recommended by the Board at the 2009 Meeting;

      o The Reporting Persons will sell 2,451,315 shares of Common Stock held by the Reporting Persons and certain affiliated trusts to the Company at a price of $28.88 per share;

      o The Reporting Persons will have the option to have 2,452,258 shares of Common Stock held by the Reporting Persons and certain affiliated trusts registered by the Company pursuant to the Securities Act of 1933 for sale pursuant to an underwritten public offering;

      o The Reporting Persons will not, for a period of twelve months from the date of the Securities Purchase Agreement (unless earlier terminated due to termination of the Offering for any reason other than termination by the Reporting Persons), among other things, directly or indirectly (i) acquire or offer to acquire any direct or indirect beneficial interest in any voting securities of the Company, (ii) make or participate in any solicitation of proxies with respect to the voting of any voting securities of the Company,
            (iii) form, join or participate in a "group" within the meaning of
            Section 13(d)(3) of the Exchange Act with respect to any voting securities of the Company, (iv) acquire or offer to acquire any assets of the Company or (v) otherwise seek to propose any transaction that would result in a change of control of the Company.

      The Securities Purchase Agreement also provides for indemnification and the release of claims by the parties. The foregoing description of the Securities Purchase Agreement is qualified in its entirety by the full text of the Securities Purchase Agreement, a copy of which is filed as Exhibit M hereto and is incorporated herein.

      The Committee has withdrawn its slate of three independent director nominees for election to the Board of Directors of the Company (the "Board") at the Annual Meeting. The Committee has terminated its solicitation of proxies from the stockholders of the Company for the Annual Meeting and will not present or vote any proxies received from stockholders of the Company at the Annual Meeting. Shareholders who submitted GOLD proxies and wish to have their shares represented at the meeting may either submit a WHITE proxy, vote on the internet or by telephone, or attend the annual meeting in person. The Committee also does not intend to present its bylaw amendment proposal at the annual meeting.

      The Reporting Persons are reviewing all of their alternatives with respect to their investment in the Company. The Reporting Persons may sell some or all of their stock in the Company on the open market, in private transactions or otherwise. The Reporting Persons may also transfer shares to or from a Reporting Person to another Reporting Person. The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company's financial position, results and strategic direction, price levels of the common stock, conditions in the securities and credit markets and general economic and industry conditions, the Reporting Persons may, in addition to the foregoing and subject to the terms of the Securities Purchase Agreement, take such actions with respect to their investment in the Company as they deem appropriate.

      Subject to the terms of the Securities Purchase Aggreement, the Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

      Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to the matters referred to in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) - (b)

      Based upon the Company's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on June 16, 2009, there were 29,605,114 shares of Common Stock outstanding as of June 9, 2009. Ezra Dabah is the beneficial owner of 4,920,853 shares of Common Stock of the Company, representing 16.6% of the total number of shares outstanding as of June 9, 2009. Mr. Dabah (i) has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,561,393 of such shares (which includes 187,000 shares that are issuable upon the exercise of outstanding vested options and 3,143 deferred shares scheduled to vest within 60 days of June 9, 2009), (ii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 2,879,360 of such shares held by Mr. Dabah and others, as custodians or trustees for Mr. Dabah's children and certain other family members, (iii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 376,000 of such shares held by Mr. Dabah and his wife as joint tenants with right of survivorship and (iv) may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 104,100 of such shares owned by Mr. Dabah's wife.

      Renee Dabah, wife of Ezra Dabah, is the beneficial owner of 4,920,853 shares of Common Stock of the Company, representing 16.6% of the total number of shares outstanding as of June 9, 2009. Mrs. Dabah (i) has the sole power to vote or to direct the vote and to dispose or direct the disposition of 104,100 of such shares, (ii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 2,879,360 of such shares held by Mrs. Dabah and others, as custodians or trustees for Mrs. Dabah's children and certain other family members, (iii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 376,000 of such shares held by Mrs. Dabah and her husband as joint tenants with right of survivorship and (iv) may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 1,561,393 of such shares (which includes 187,000 shares that are issuable to Mrs. Dabah's husband upon the exercise of vested stock options and 3,143 deferred shares scheduled to vest within 60 days of June 9, 2009) owned by Mrs. Dabah's husband.

(c) None.

(d) N/A.

(e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

7. On July 29, 2009, Ezra Dabah and Renee Dabah entered into a Fourth Amended and Restated Joint Filing Agreement (the "Fourth Amended and Restated Joint Filing Agreement").

A copy of the Fourth Amended and Restated Joint Filing Agreement is filed herewith as Exhibit L and incorporated herein by reference.

8. On July 29, 2009, Ezra Dabah, Renee Dabah and certain affiliated trusts entered into the Securities Purchase Agreement with the Company. A copy of the Securities Purchase Agreement is filed herewith as Exhibit M and incorporated herein by reference.

Item 7.  Material to be filed as Exhibits.

      Exhibit L   Fourth Amended and Restated Joint Filing Agreement, dated
                  July 29, 2009, by and among Ezra Dabah and Renee Dabah

      Exhibit M   Securities Purchase Agreement, dated July 29, 2009, between the Company, on the one hand, and Ezra Dabah, Renee Dabah, and certain affiliated trusts, on the other hand.

                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    EZRA DABAH

                                    By:   /s/ Ezra Dabah
                                          ------------------------------
                                    Name:  Ezra Dabah


                                    RENEE DABAH

                                    By:   /s/ Renee Dabah
                                          ------------------------------
                                    Name:  Renee Dabah







Dated:  July 29, 2009

                                                                       EXHIBIT L

         FOURTH AMENDED AND RESTATED SCHEDULE 13D JOINT FILING AGREEMENT


      The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

      (i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

      (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

      This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.


                                    EZRA DABAH

                                    By:   /s/ Ezra Dabah
                                          ------------------------------
                                    Name:  Ezra Dabah



                                    RENEE DABAH

                                    By:  /s/ Renee Dabah
                                         -------------------------------
                                    Name:  Renee Dabah



Dated: July 29, 2009

                                                                       EXHIBIT M


                          SECURITIES PURCHASE AGREEMENT
                          -----------------------------

      This Securities Purchase Agreement (this "Agreement") is entered into on July 29, 2009, by and among The Children's Place Retail Stores, Inc., a Delaware corporation (the "Company"), on the one hand, and Ezra Dabah ("Dabah") and each of the additional parties listed on Annex A attached hereto (each, a "Seller" and, together with Dabah, the "Sellers"), on the other hand. The Company and the Sellers are sometimes hereinafter referred to each individually as a "Party" and collectively as the "Parties."

      WHEREAS, the Sellers own certain shares of the Common Stock, par value $0.10 per share, of the Company ("Common Stock") as set forth on Annex A attached hereto under the column "Shares Owned as of the Date Hereof;"

      WHEREAS, the Sellers desire to sell to the Company, and the Company is willing to purchase from the Sellers, an aggregate of 2,451,315 shares of Common Stock held by the Sellers as set forth on Annex A attached hereto under the column "Number of Shares to be Sold at Closing" (the "Shares"), upon the terms and subject to the conditions set forth in this Agreement;

      WHEREAS, the Sellers desire to have the option to have an aggregate of 2,452,258 shares of Common Stock held by the Sellers as set forth on Annex A attached hereto under the column "Registrable Shares," registered pursuant to the Securities Act of 1933, as amended, and the rules and regulations promulgated by the Securities and Exchange Commission thereunder (the "Securities Act"), for sale pursuant to an underwritten public offering; and

      WHEREAS, the Company has received all the necessary consents and approvals of its lenders in order to execute this agreement and consummate the purchase of the Shares.

      NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements herein contained, the Parties agree as follows:


                                    ARTICLE I

                           PURCHASE AND SALE OF SHARES

      Section 1.1 Purchase and Sale of Shares. Upon the terms and subject to the conditions set forth in this Agreement, the Sellers agree to sell, grant, convey, assign, transfer and deliver to the Company, and the Company agrees to purchase and acquire from the Sellers (the "Sale"), at the Closing (as defined below), all right, title and interest in and to the Shares, free and clear of any Liens (as defined below). In consideration for the Sale, at the Closing, the Company shall pay each Seller an amount in cash equal to $28.88 per share, multiplied by the number of Shares to be sold by such Seller at Closing (the "Purchase Price").

      Section 1.2 Closing. Subject to the satisfaction of the conditions set forth in Article IV, the Company and the Sellers shall consummate the sale of the Shares at a closing (the "Closing") to take place at the offices of Weil, Gotshal & Manges LLP, located at 767 Fifth Avenue, New York, New York, on August 3, 2009, at 10:00 a.m., New York Time, or at such other time and place or on such other date as the Sellers and the Company may mutually agree to in writing (such date and time of Closing being herein collectively referred to as the "Closing Date"). At the Closing, (i) the Sellers will deliver or cause to be delivered to the Company the Shares (through book entry transfer or duly endorsed or accompanied by stock powers duly executed in blank to the extent the Shares are in certificated form) and (ii) the Company shall deliver the Purchase Price pursuant to Section 1.1 to the Sellers by wire transfer of immediately available funds to an account designated in writing by the Sellers one (1) Business Day (as defined below) prior to the Closing Date.

                                   ARTICLE II

                         REPRESENTATIONS AND WARRANTIES

      Section 2.1 Sellers' Representations and Warranties. The Sellers represent and warrant to the Company, on a joint and several basis, that the statements contained in this Section 2.1 are true, correct and complete as of the date of this Agreement and will be true, correct and complete as of the Closing Date (as though made as of the Closing Date).

      (a) The Agreement. This Agreement has been duly authorized, executed and delivered by the Sellers. This Agreement constitutes the legal, valid and binding obligation of the Sellers, enforceable against the Sellers in accordance with its terms and conditions. Except for filings and notices required under the Exchange Act and pursuant to customary margin accounts, the Sellers need not give any notice to, make any filing with, or obtain any authorization, consent or approval of any person or entity, including, without limitation, any government or governmental entity or agency, in order to execute and deliver this Agreement or consummate the transactions contemplated by this Agreement.

      (b) Ownership of Shares. The Sellers hold of record and/or beneficially own the Shares as set forth on Annex A and, except for such shares which are pledged pursuant to customary margin accounts, such shares are free and clear of any mortgage, deed of trust, pledge, hypothecation, lien, charge, covenant, condition, easement, encumbrance, option, warrant, claim, demand, interest or any other title defect, charge or restriction of any kind (each, a "Lien"). The Sellers will hold of record and/or beneficially own the Shares as set forth on Annex A, and, as of the Closing, such shares shall be free and clear of any Liens. The Sellers are not a party to any option, warrant, purchase right or other contract or commitment (other than this Agreement) that could require the Sellers to sell, transfer, or otherwise dispose of any of the Shares.

      (c) All Authorizations Obtained. The Sellers have the legal right and power, and all authorizations and approvals required by law to enter into this Agreement, to sell, transfer and deliver all of the Shares pursuant to this Agreement and to comply with his other obligations hereunder.

      (d) Non-Contravention; No Further Authorizations or Approvals Required. The execution and delivery by the Sellers of, and the performance by the Sellers of their obligations under, this Agreement (i) will not conflict with or constitute a breach of, or default under, with or without notice or the passage of time, any other agreement or instrument to which any of the Sellers is a party or by which any of the Sellers are or may be bound or under which any of the Sellers are or may be entitled to any right or benefit, (ii) will not result in any violation of any statute, law, regulation, order or decree applicable to the Sellers of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over any of the Sellers or their respective properties, except in the case of clauses (i) and (ii) as would not individually or in the aggregate be reasonably expected to impair in any material respect the ability of the Sellers to consummate the transactions contemplated by this Agreement, or (iii) will not result in the imposition or creation of any Lien upon or with respect to the Shares. No consent, approval, authorization or other order of, or registration or filing with, any court or other governmental authority or agency, is required for the consummation by any of the Sellers of the transactions contemplated in this Agreement, except such as (A) have been obtained or made in connection with the Sale and are in full force and effect and (B) will be obtained or made in connection with the underwritten offering contemplated in Section 5.2(a) hereof under the Securities Act, applicable state securities or blue sky laws and from FINRA and the Nasdaq Stock Market.

      (e) No Further Consents, etc. No consent, approval or waiver is required under any instrument or agreement to which any of the Sellers are a party or by which any of the Sellers are or may be bound or under which any of the Sellers are or may be entitled to any right or benefit, in connection with the offering, sale or purchase by the Company of any of the Shares which may be sold by the Sellers under this Agreement or the consummation by any of the Sellers of any of the other transactions contemplated hereby.

      (f) Brokers. Except as disclosed on Schedule 2.1(f), the Sellers have no liability to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

      (g) Experience and Information. Each of the Sellers has experience as investors in securities of companies and have such knowledge and experience in financial or business matters to be capable of evaluating the merits and risks of the Sale pursuant to this Agreement and protecting his, her or its own interests in connection with such Sale. The Sellers have had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the Sale and the business, properties, prospects and financial condition of the Company and to obtain any additional information requested and has received and considered all information the Sellers deem relevant to make an informed decision regarding the Sale.

      Section 2.2 The Company's Representations and Warranties. The Company represents and warrants to the Sellers that the statements contained in this
Section 2.2 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made as of the Closing
Date).

      (a) The Agreement. The Agreement has been duly authorized, executed and delivered by the Company. This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms and conditions. The Company need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any person or entity, including, without limitation, any government or governmental entity or agency in order to execute and deliver this Agreement or consummate the transactions contemplated by this Agreement.

      (b) All Authorizations Obtained. The Company has the legal right and power, and all authorizations and approvals required by law and under its charter or by-laws or other organizational documents to enter into this Agreement, to purchase all of the Shares pursuant to this Agreement and to comply with its other obligations hereunder.

      (c) Non-Contravention; No Further Authorizations or Approvals Required. The execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement (i) will not result in any default under, or require the consent of any other party to, the charter or by-laws or other organizational documents of the Company, (ii) will not conflict with or constitute a breach of, or default under, with or without notice or the passage of time, any other agreement or instrument to which the Company is or may be a party or by which it is or may be bound or under which it is entitled to any right or benefit and (iii) will not result in any violation of any statute, law, regulation, order or decree applicable to the Company of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or its properties, except in the case of clauses (ii) and (iii) as would not individually or in the aggregate be reasonably expected to impair in any material respect the ability of the Company to consummate the transactions contemplated by this Agreement. No consent, approval, authorization or other order of, or registration or filing with, any court or other governmental authority or agency, is required for the consummation by the Company of the transactions contemplated in this Agreement, except such as (A) have been obtained or made in connection with the Sale and are in full force and effect and (B) will be obtained or made in connection with the underwritten offering contemplated in Section 5.2(a) hereof, under the Securities Act, applicable state securities or blue sky laws and from FINRA (as defined below) and the Nasdaq stock market.

      (d) Brokers' Fees. The Company has no liability to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Sellers could become liable or obligated.

                                   ARTICLE III

                                    COVENANTS

      Section 3.1 Further Assurances. The Sellers and the Company hereby agree to execute and deliver such certificates, instruments and other documents, and to take all other actions, as may be reasonably requested by the other Party in order to carry out, evidence or give effect to the transactions contemplated by this Agreement, including, without limitation, the Sale.

      Section 3.2 Expenses. Except as otherwise expressly provided herein, the Sellers and the Company shall each pay their own expenses (including, without limitation, legal expenses) incurred in connection with the transactions contemplated by this Agreement, including, without limitation, the Sale.

      Section 3.3  Standstill; Non-Disparagement; Voting.

      (a) During the Standstill Period, the Sellers agree that neither they nor any of their affiliates, agents, associates or representatives shall, unless specifically invited in writing by the Company, directly or indirectly, in any manner:

          (i) acquire, offer or propose to acquire or agree to acquire, directly or indirectly, alone or in concert with others, by purchase or otherwise, any direct or indirect beneficial interest in any voting securities of the Company or direct or indirect rights, warrants or options to acquire, or securities convertible into or exchangeable for, any voting securities of the Company (other than the purchase of Common Stock in connection with the exercise of any outstanding stock options and the acquisition of Common Stock pursuant to deferred stock awards held by Dabah as of the date hereof, or by way of stock dividends or other distributions or offerings made available to holders of Common Stock generally on a pro rata basis, provided that any such securities so received will be subject to the provisions of this Section 3.3);

          (ii) make, or in any way participate in, directly or indirectly, alone or in concert with others, any "solicitation" of "proxies" to vote (as such terms are used in the proxy rules of the Securities and Exchange Commission (the "SEC") promulgated pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), or seek to advise or influence in any manner whatsoever any Person with respect to the voting of, any voting securities of the Company;

          (iii) form, join or in any way participate in a "group" within the meaning of Section 13(d)(3) of the Exchange Act with respect to any voting securities of the Company;

          (iv) acquire, offer to acquire or agree to acquire, directly or indirectly, alone or in concert with others, by purchase, exchange or otherwise, (i) any of the assets, tangible or intangible, of the Company or any of its affiliates or (ii) direct or indirect rights, warrants or options to acquire any assets of the Company or any of its affiliates;

          (v) arrange, or in any way participate, directly or indirectly, in any financing for the purchase of any voting securities of the Company or any securities convertible into or exchangeable or exercisable for any voting securities or assets of the Company;

          (vi) otherwise act, alone or in concert with others, to seek to propose to the Company or any of its stockholders any merger, business combination, restructuring, recapitalization or other transaction to or with the Company or otherwise seek, alone or in concert with others, to control, change or influence the management, board of directors or policies of the Company or nominate any person as a director who is not nominated by the then incumbent directors, or propose any matter to be voted upon by the stockholders of the Company;

          (vii) take any action that might result in the Company having to make a public announcement regarding any of the matters referred to in clauses (i) through (vi) of this Section 3.3(a); or

          (viii) request a waiver from the Company in connection with, or announce an intention to do, or enter into any arrangement or understanding or discussions with others to do, any of the actions restricted or prohibited under clauses (i) through (vi) of this
          Section 3.3(a).

      (b) From and after the date hereof, neither the Sellers nor the Company nor any of its officers or directors shall make, or cause to be made, any statement or announcement that relates to and constitutes an ad hominem attack on or otherwise disparages, the other Party (and, in the case of the Company, its current or future officers or directors); provided, however, that this non-disparagement provision shall not in any way prevent the Company or the Sellers from disclosing any information to their attorneys or in response to a lawful subpoena or court order requiring disclosure of such information or otherwise disclosing any information as required by law; provided, further, that this non-disparagement provision shall not in any way restrict Dabah or his agents in their statements to other directors of the Company or at meetings of the Company's board of directors, during his membership on the board of directors.

      (c) The Sellers shall abstain from voting all shares of Common Stock which they are entitled to vote at the 2009 Annual Meeting of Stockholders of the Company, or any adjournments thereof (the "2009 Meeting"), or vote all such shares in favor of the election of each of the directors nominated by the Company's board of directors at the 2009 Meeting; in any case, the Sellers shall be present at the 2009 Meeting, either in person or by proxy. The Sellers shall abstain from voting all shares of Common Stock which they are entitled to vote, or vote all such shares in opposition, with respect to any proposal (whether by proxy solicitation or otherwise) that is not recommended by the Board at the 2009 Meeting or any meeting of stockholders up to and including the 2010 Annual Meeting of Stockholders, provided the Standstill Period is then in effect.

      (d) "Standstill Period" shall mean twelve (12) months from the date of this Agreement; provided that if the Offering is not consummated due to the failure of the Company to comply with any of its material obligations pursuant to this Agreement, then the Standstill Period shall terminate on the date specified by Dabah as the date of termination of the Offering.

      Section 3.4 Director Resignations. On the Closing Date, Dabah and Stanley Silverstein shall each deliver to the Company their resignations from the Board of Directors of the Company, effective as of the Closing Date, in form and substance reasonably acceptable to the Company.

      Section 3.5 SEC Filings. The Sellers covenant to timely file a Form 4 and an amendment to Schedule 13D with the SEC reporting the execution of this Agreement and the consummation of the transactions hereby, each in accordance with the Exchange Act.

      Section 3.6 Transfer of Common Stock. The Sellers shall select, in their sole discretion, the particular shares of Common Stock (including Common Stock received upon the exercise of stock options or the vesting of deferred stock awards (such stock, "Compensation Stock")) that will be transferred to the Company in the Sale and the shares that will constitute Registrable Shares, provided that all Compensation Stock shall constitute Registrable Shares. The Company shall treat the Sellers' identification of Common Stock as Shares or Registrable Shares consistently for all purposes.

                                   ARTICLE IV

                        CONDITIONS TO OBLIGATION TO CLOSE

      Section 4.1 Conditions to Obligation to Close. The obligation of each of the Company and the Sellers to consummate the Sale is subject to satisfaction of the following conditions at and as of the Closing: (i) with respect to the obligations of the Company, the representations and warranties set forth in
Section 2.1 above, and with respect to the obligations of the Sellers, the representations and warranties set forth in Section 2.2 above, shall be true and correct in all material respects at and as of the Closing Date as if such representations and warranties had been made on and as of the Closing Date, (ii) there shall not be any injunction, judgment, order decree or ruling in effect prohibiting or otherwise preventing consummation of the transactions contemplated under this Agreement, and (iii) with respect to the obligations of the Company, Dabah and Stanley Silverstein shall have delivered the resignations described in Section 3.4 to the Company.

                                    ARTICLE V

                          REGISTRATION OF COMMON STOCK

      Section 5.1 Certain Defined Terms. For purposes of this Agreement, the following terms shall have the meanings specified in this Section 5.1.

            "Affiliate" means, with respect to any Person, any Person who, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with any Person.

            "Business Day" means a day other than a Saturday, Sunday or other day on which commercial banks are authorized or required to close under the laws of the United States or the State of New York.

            "FINRA" means the Financial Industry Regulatory Authority.

            "Person" or "person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof.

            "register," "registered" and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement.

            "Registrable Shares" means, at any time, the Common Stock of the Company beneficially owned by the Sellers on the date hereof and shares underlying stock options held by Dabah, after giving effect to the Sale as provided herein.

      Section 5.2 Registration.

      (a) The Company shall file a Registration Statement on Form S-3 ASR (or other appropriate form for which the Company is eligible) to effect the registration under the Securities Act of the Registrable Shares in a firm commitment underwritten offering (together with related options granted to the underwriter of such offering, the "Offering") no earlier than September 8, 2009 and no later than September 30, 2009 and shall use all commercially reasonable efforts to cause the same to be declared effective by the SEC as promptly as reasonably practicable after such filing; provided, however, that:

      (i) the Company shall be permitted to defer the filing (but not the preparation) of the registration statement for a period of up to 30 days from September 30, 2009 if the Company or any of its Subsidiaries are engaged in confidential negotiations or other confidential business activities or are otherwise in possession of material non-public information of the Company, the disclosure of which would be required in such registration statement (but would not be required if such registration statement were not filed), and the Board of Directors of the Company determines in good faith that such disclosure would be detrimental to the Company and its stockholders (a "Significant Company Development"). A deferral of the filing of a registration statement pursuant to this
      Section 5.2(a)(i) shall be lifted, and the registration statement shall be filed forthwith, if, in the case of a deferral pursuant to the preceding sentence, the negotiations or other activities are disclosed or terminated or the information is no longer material or has been publicly disclosed. In order to defer the filing of the registration statement the Company shall promptly (but in any event within ten (10) days), upon determining to seek such deferral, deliver to the Sellers a certificate signed by an executive officer of the Company stating that the Company is deferring such filing pursuant to this Section 5.2(a)(i) and a general statement of the reason for such deferral and an approximation of the anticipated delay. The Company may defer the filing of the registration statement pursuant to this Section 5.2(a)(i) only once; and

      (ii) the Sellers shall be permitted to require the Company to defer the filing (but not the preparation) of the registration statement for a period of up to 30 days from September 30, 2009 if the Sellers so determine in their sole discretion. In order to defer the filing of the registration statement the Sellers shall promptly (but in any event within ten (10) days), upon determining to seek such deferral, deliver to the Company a certificate signed by a representative of the Sellers stating that the Sellers are deferring such filing pursuant to this Section 5.2(a)(ii) and a general statement of the reason for such deferral and an approximation of the anticipated delay. The Sellers may defer the filing of the registration statement only once.

      (b) The Company, the underwriters and the Sellers shall reasonably cooperate to determine the precise date of filing of the registration statement. The Company shall be entitled to select the underwriters for the Offering and shall offer Moelis & Company LLC ("Moelis") the role of co-manager for the Offering. If Moelis elects to participate in the Offering, the Company will, and will cause the lead underwriter to, provide Moelis with full access to all information and data relating to the Offering, including the "selling book", and shall allow Moelis to fully participate in the underwriting process and decision-making for the Offering.

      (c) No Seller may include securities in the registration statement filed pursuant to the terms of this Agreement unless such Seller (i) agrees to sell such Seller's Registrable Shares on the basis provided in the underwriting arrangements described herein and (ii) completes and executes all reasonable questionnaires, powers of attorney, indemnities, underwriting agreements, custody agreements, and other documents reasonably required under the terms of such underwriting arrangements.

      (d) No securities to be sold for the account of any Person other than the Sellers shall be included in the registration statement pursuant to the terms of this Agreement.

      (e) Notwithstanding the foregoing, the Parties agree that nothing in this Agreement creates any obligation on the part of any Seller to sell shares in the Offering, and any and all of the Sellers shall have the right at any time to elect not to sell any Registrable Shares in the Offering or otherwise and shall have the right to sell any or all of the Registrable Shares outside of the Offering pursuant to Rule 144 under the Securities Act, in private transactions or otherwise.

      Section 5.3 Company "Lock-up". To the extent required by the managing underwriter of the Offering, the Company in connection with the Offering, to enter into a "lock-up" agreement on customary terms and for such duration as shall be agreed between the Company and the managing underwriter.

      Section 5.4 Registration Procedures. To effect the registration and the sale of the Registrable Shares in the Offering in accordance with the terms hereof, and pursuant hereto, the Company will use commercially reasonable efforts to:

      (a) prepare and file with the SEC such amendments, post-effective amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a sufficient period of time to consummate the Offering and comply with the provisions of the Securities Act with respect to the Offering; provided that the Company will not be required to keep such registration statement effective if the Offering is not consummated within forty-five (45) days after the initial effective date of such registration statement;

      (b) furnish to the Sellers and the underwriter of the Offering such number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus), any prospectus supplements, any preliminary prospectus supplements, any free-writing prospectus, any documents incorporated by reference therein and such other documents as the Sellers or such underwriter may reasonably request in order to consummate the Offering;

      (c) use its commercially reasonable efforts to register or qualify the Registrable Shares under the other securities or blue sky laws of the jurisdictions as the managing underwriter reasonably requests, use its commercially reasonable efforts to keep each such registration or qualification (or exemption therefrom) effective for a sufficient period of time to consummate the Offering and do any and all other acts and things which may be reasonably necessary or advisable to consummate the Offering in such jurisdictions (provided, however, that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subparagraph or (ii) consent to general service of process or become subject to taxation in any such jurisdiction);

      (d) promptly notify the Sellers and the underwriter (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed and, with respect to the registration statement or any post-effective amendment, when the same has become effective, (ii) of the issuance by any state securities or other regulatory authority of any order suspending the qualification or exemption from qualification of any of the Registrable Shares under state securities or "blue sky" laws or the initiation of any proceedings for that purpose and (iii) of the happening of any event which makes any statement made (A) in a registration statement untrue or which requires the making of any changes in such registration statement so that they will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (B) in a prospectus, prospectus supplement or free-writing prospectus untrue or which requires the making of any changes in such prospectus, prospectus supplement or free-writing prospectus so that they will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading, and, as promptly as practicable thereafter, prepare and file with the SEC and furnish a supplement or amendment to such prospectus so that, as thereafter deliverable to the purchasers of such Registrable Shares, such prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

      (e) the Company shall cooperate with the Sellers, any underwriter, and any of their respective attorneys, accountants or other agents or representatives to enable them to perform reasonable and satisfactory due diligence on the Company and its operations in connection with the Offering;

      (f) enter into an underwriting agreement containing representations, warranties, covenants and agreements (including, without limitation, indemnities), conditions and other terms and conditions as are reasonable and customary for public offerings of similar size and scope as the Offering;

      (g) furnish to the Sellers a signed counterpart of (i) the opinion letter or opinion letters of counsel to the Company and (ii) the comfort letter or comfort letters from the Company's independent public accountants, delivered to the underwriter of the Offering, or a letter entitling the Sellers to rely on such opinion letters or comfort letters as if they were addressed to the Sellers;

      (h) cause the Registrable Shares to be listed on each securities exchange, if any, on which the Company Stock sold in the Offering is then listed;

      (j) reasonably cooperate with the Sellers and each underwriter participating in the disposition of such Registrable Shares and their respective counsel in connection with any filings required to be made with the FINRA;

      (k) during the period when the prospectus is required to be delivered under the Securities Act, promptly file all documents required to be filed with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act;

      (l) notify the Sellers promptly of any request by the SEC for the amending or supplementing of such registration statement or prospectus or for additional information;

      (m) prepare and file with the SEC promptly any amendments or supplements to such registration statement or prospectus which, in the opinion of counsel for the Company or the managing underwriter, is required in connection with the Offering;

      (n) enter into such agreements as are customary in connection with the Offering; and

      (o) advise the Sellers, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of such registration statement or the initiation or threatening of any proceeding for such purpose and promptly use its best efforts to prevent the issuance of any stop order or to obtain its withdrawal at the earliest possible moment if such stop order should be issued.

      Section 5.5 Registration Expenses. All expenses incident to the Company's performance of or compliance with this Article V, including, without limitation, all registration and filing fees, all fees and expenses associated with filings required to be made with the FINRA, as may be required by the rules and regulations of the FINRA, fees and expenses of compliance with securities or "blue sky" laws, printing expenses (including expenses of printing certificates for the Registrable Shares in a form eligible for deposit with Depository Trust Company and of printing prospectuses if the printing of prospectuses is requested by the underwriter), messenger and delivery expenses, the Company's internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), listing fees, fees and expenses of counsel for the Company and its independent certified public accountants (including the expenses of any special audit or "cold comfort" letters required by or incident to such performance) (all such expenses being herein called "Registration Expenses") will be borne by the Company whether or not any registration statement becomes effective; provided, however, that in no event shall Registration Expenses include any underwriting discounts, commissions or fees attributable to the sale of the Registrable Shares or any counsel, accountants or other persons retained or employed by the Sellers or any taxes imposed on the Sellers under applicable law with respect to the sale and delivery of the Registrable Securities in connection with an underwritten offering, all of which fees and expenses will be the sole responsibility of the Sellers.

                                   ARTICLE VI

                                 INDEMNIFICATION

      Section 6.1   Indemnification.

      (a) From and after the Closing Date, the Company shall indemnify and hold harmless each of the Sellers and their respective attorneys, advisors, agents, trustees and representatives (each, a "Seller Indemnified Party" and together the "Seller Indemnified Parties") from and against all losses, liabilities, claims, demands, judgments, damages fines, suits, actions, costs and expenses, including reasonable attorney's fees actually imposed on, sustained, incurred or suffered by, or asserted against the Seller Indemnified Parties ("Losses") by any third-party (including through derivative actions and claims against the Seller Indemnified Parties by the persons identified by Dabah and the Committee of Concerned Shareholders of The Childrens' Place (the "Committee") as nominees for election to the Company's Board of Directors at the Company's 2009 Annual Meeting (the "Nominees"), each member of the Committee and each of the participants in the Committee's solicitation of proxies in connection with the Company's 2009 Annual Meeting, and each of their respective affiliates, heirs, executors, administrators, trustees, attorneys, agents, representatives and advisors, including without limitation, legal, financial, and public relations advisors and proxy solicitors) arising out of (i) the execution and delivery of this Agreement or consummation of the transactions contemplated by this Agreement, except to the extent that such Loss results, directly or indirectly, from Dabah's intentional or willful misconduct, (ii) the proxy solicitation (and all matters related thereto) conducted by the Sellers in connection with the Company's 2009 Annual Meeting, or (iii) based upon, arising out of, related to or resulting from (A) any untrue or alleged untrue statement of a material fact contained in any registration statement or any amendment thereof or supplement thereto, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or (B) any untrue or alleged untrue statement of a material fact contained in any prospectus, preliminary prospectus, free-writing prospectus or any amendment thereof or supplement thereto, or any omission or alleged omission of a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except insofar as any such statements are made in reliance upon and in conformity with information furnished in writing to the Company by the

Sellers for use therein, unless, in the case of clause (iii), to the extent that indemnification is prohibited as a matter of law.

      (b) From and after the Closing Date, the Sellers shall indemnify the Company and its employees, advisors, agents, representatives, directors and officers and each Person who controls the Company (within the meaning of the Securities Act or the Exchange Act), on a joint and several basis, against any and all Losses resulting from (x) any untrue statement or alleged untrue statement of a material fact contained in the registration statement or any amendment thereof or supplement thereto, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or (y) any untrue or alleged untrue statement of a material fact contained in any prospectus, preliminary prospectus, free-writing prospectus or any amendment thereof or supplement thereto, or any omission or alleged omission of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, but only to the extent that such untrue statements or alleged untrue statement or omission or alleged omission is contained in any information or affidavit so furnished in writing by any of the Sellers specifically for inclusion in the registration statement, except to the extent that indemnification is not permitted as a matter of law; provided, that such liability will be limited to the net amount received by the Sellers from the sale of Registrable Shares pursuant to such registration statement.

      (c) In connection with any indemnification provided for in this Section 6.1, the Party seeking indemnification (the "Indemnitee") will give the other Party (for purposes of this section, the "Indemnitor") prompt written notice that the Indemnitee has suffered or incurred, or may suffer or incur, any Losses for which it may be entitled to indemnification under this Section 6.1, and the facts constituting the basis for, or relating to, such claim and the projected amount of such Losses (in each case, in reasonable detail) and with respect to any action made or commenced by a third party for which indemnification is being sought (a "Third-Party Claim"), such notice will be given no later than thirty
(30) calendar days following receipt by the Indemnitee of written notice of such Third-Party Claim. The failure by any Indemnitee to so notify the applicable Indemnitor will not relieve such Indemnitor of any Liability under this Agreement except to the extent that such failure prejudices such Indemnitor in any material respect. The Indemnitee will deliver to the Indemnitor as promptly as practicable, and in any event within five (5) business days after Indemnitee's receipt, copies of all notices, court papers and other documents received by the Indemnitee relating to any Third-Party Claim.

      (d) After receipt of a notice pursuant to Section 6.1(c) with respect to any Third-Party Claim, the Indemnitor will be entitled, if it so elects, to take control of the defense and investigation with respect to such Third-Party Claim and to employ and engage attorneys reasonably satisfactory to the Indemnitee to handle and defend such claim, at the Indemnitor's cost, risk and expense, upon written notice to the Indemnitee of such election. The Indemnitor will not settle any Third-Party Claim that is the subject of indemnification without the written consent of the Indemnitee, which consent will not be unreasonably withheld, conditioned or delayed; provided, however, that, after reasonable notice, the Indemnitor may settle a claim without the Indemnitee's consent if such settlement (i) makes no admission or acknowledgment of liability or culpability with respect to the Indemnitee and (ii) includes a complete release of the Indemnitee. The Indemnitee will cooperate in all reasonable respects with the Indemnitor and its attorneys in the investigation, defense, trial and settlement of any lawsuit or action with respect to such claim and any appeal arising therefrom (including the filing in the Indemnitee's name of appropriate cross-claims and counterclaims). The Indemnitee may, at its own cost, participate in any investigation, trial and defense of any Third-Party Claim controlled by the Indemnitor and any appeal arising therefrom, including participating in the process with respect to the potential settlement or compromise thereof. If the Indemnitee has been advised by counsel that there may be one or more legal defenses available to the Indemnitee that conflict with those available to, or that are not available to, the Indemnitor ("Separate Legal Defenses"), or that there may be actual or potential differing or conflicting interests between the Indemnitor and the Indemnitee in the conduct of the defense of such Third-Party Claim, the Indemnitee will have the right, at the expense of the Indemnitor, to engage separate counsel reasonably acceptable to the Indemnitor, and the Indemnitor will not have the right to control the defense or investigation of such Separate Legal Defenses available to such Indemnitee. If, pursuant to the preceding sentence, the Indemnitee is entitled to separate legal counsel at the expense of the Company, the Company shall advance all expenses incurred by the Indemnitee in defense of or settlement of any claim that may be subject to a right of indemnification hereunder within 30 days after the receipt by the Company of a statement or statements by the Indemnitee requesting such advance or advances from time to time, whether prior to or after the final disposition of the claim. If the Company is the Indemnitor, the Company shall not be required to advance or pay the fees and expenses of more than one counsel (plus appropriate local counsel) for the Sellers. If the Sellers are the Indemnitor, the Sellers shall not be required to advance or pay the fees and expenses of more than one counsel (plus appropriate local counsel) for all Indemnitees.

      (e) If, after receipt of a notice pursuant to Section 6.1(c), the Indemnitor does not undertake to defend any such claim within thirty (30) days of receipt of such notice, the Indemnitee may, but will have no obligation to, contest any lawsuit or action with respect to such claim, and the Indemnitor will be bound by the result obtained with respect thereto by the Indemnitee. The Indemnitee may not settle any lawsuit or action with respect to which the Indemnitee is entitled to indemnification hereunder without the consent of the Indemnitor, which consent will not be unreasonably withheld, conditioned or delayed.

      (f) The indemnification provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the Indemnitee or any officer, director or controlling Person of such Indemnitee and will survive the transfer of securities.

      (g) The right of the Sellers to the indemnification provided herein shall be cumulative of, and in addition to, any and all rights to which the Sellers may otherwise be entitled by contract or as a matter of law or equity and shall extend to such Sellers' successors, assigns and legal representatives. The Company hereby covenants and agrees that it will not amend, modify or terminate or seek to amend, modify or terminate any of the provisions of any of the organizational documents or agreements of the Company in effect as of the date hereof in any manner that limits the right to indemnification to which the Sellers would otherwise be entitled thereunder, including, without limitation, under Article Twelve of the Amended and Restated Certificate of Incorporation of the Company, dated July 29, 2008 (the "Certificate of Incorporation") and
Article VI of the Fourth Amended and Restated Bylaws of the Company (the "Bylaws").

                                   ARTICLE VII

                                  MISCELLANEOUS

      Section 7.1  Mutual Releases.

      (a) Each Seller does hereby expressly fully release and forever discharge the Company, its subsidiaries, affiliates, successors and assigns, its and their respective current and former officers, directors, employees and agents and each of its and their respective successors and assigns (each individually, a "Company Released Party") from any and all rights, claims, causes of action, warranties, demands, debts, obligations, liabilities, costs, attorneys' fees, expenses, suits, losses, and causes of action ("Claims") of any kind or nature whatsoever whether asserted or unasserted, that such Seller has had, could have had or may have had against a Company Released Party from the beginning of time to the date of this Agreement. The Sellers hereby irrevocably covenant to refrain from asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any Company Released Party based upon any such Claim. Notwithstanding the foregoing, Dabah is not releasing the Company from any of the Company's obligations owed to Mr. Dabah under the Amended and Restated Employment Agreement between the Company and Dabah, dated as of May 12, 2006 (the

"Employment Agreement"), the Letter Agreement between the Company and Dabah, dated April 8, 2008, the Indemnity Agreement between Dabah and the Company, dated as of June 27, 2008, any of the Company's employee benefit plans in which Dabah participates or is a beneficiary, any directors' and officers' insurance maintained by the Company, the Certificate of Incorporation or the Bylaws, and nothing herein shall limit the Sellers' right to enforce the terms of this Agreement.

      (b) The Company, for itself and on behalf of each Company Released Party, does hereby expressly fully release and forever discharge each of the Sellers (each individually, a "Seller Released Party") from any and all Claims of any kind or nature whatsoever whether asserted or unasserted, that each Company Released Party has had, could have had or may have had against each Seller Released Party from the beginning of time to the date of this Agreement. The Company, on behalf of itself and the Company Released Parties, hereby irrevocably covenants to refrain from asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against the Sellers based upon any such Claim.

      (c) The parties hereto hereby acknowledge and agree that the Company Released Parties and the Seller Released Parties are intended third party beneficiaries of the provisions of this Section 7.1 and may take any and all action to enforce the obligations and agreements of the releasing parties set forth herein.

      (d) The Company agrees that it will exchange a mutual release in the form annexed hereto as Schedule 7.1(d) with each Nominee, each member of the Committee and each participant in the Committee's solicitation of proxies in connection with the Company's 2009 Annual Meeting who provides such a release to the Company within twenty-one (21) days of the date hereof.

      Section 7.2 Public Announcements. Each Party shall consult with the other before issuing any press release or making any public announcement or statement with respect to this Agreement or the other Party and shall not issue any such press release or make any such public announcement or statement without the prior written consent of the other Party with respect to the substance (but not the exact language) of such press release, announcement or statement, which consent shall not be unreasonably withheld, delayed or conditioned; provided, however, that the Company may, without the prior consent of the other Party hereto, issue any such press release or make any such public announcement or statement as may be required by law or the rules and regulations of the Nasdaq if the Company first notifies and (if practicable) consults with the Sellers regarding the timing and substance of such press release or public announcement or statement, and the Sellers may, without the prior consent of the other Parties hereto, make any filings as may be required by the federal securities laws if the Sellers first notify and (if practicable) consults with the Company regarding the timing and substance of such filing.

      Section 7.3 Entire Agreement; Amendment. This Agreement constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof; provided, that nothing set forth herein shall have any effect on the outstanding obligations of the Parties set forth in that certain Amended and Restated Employment Agreement, dated as of May 12, 2006, between the Parties. Neither this Agreement nor any provision hereof may be amended, changed or waived other than by a written instrument signed by the Party against who enforcement of any such amendment, change or waiver is sought.

      Section 7.4 Notices. All demands, notices, requests, consents, and communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or by courier service, messenger, facsimile or, if duly deposited in the mails, by certified or registered mail, postage prepaid-return receipt requested, and shall be deemed to have been duly given or made: (a) upon delivery, if delivered personally or by courier service or messenger, in each case with record of receipt; (b) upon transmission with confirmed delivery, if sent by facsimile or telecopy; or (c) when received after being sent by certified or registered mail, postage pre-paid, return receipt requested, to the following addresses or such other addresses as may be furnished hereafter by notice in writing, to the following parties:

      If to the Company:
      -----------------

      The Children's Place Retail Stores, Inc.
      915 Secaucus Road
      Secaucus, New Jersey 07094
      Attn: Chuck Crovitz, Chief Executive Officer
      ----

      With a copy (which shall not constitute notice) to:
      --------------------------------------------------

      Weil, Gotshal and Manges LLP
      767 Fifth Ave.
      New York, New York 10153
      Fax: 212-310-8007
      Attn: Michael J. Aiello, Esq.
      ----

      If to the Sellers:
      -----------------

      Ezra Dabah
      120 Central Park South
      New York, New York 10019

      With a copy (which shall not constitute notice) to:
      --------------------------------------------------

      Cadwalader, Wickersham & Taft LLP
      One World Financial Center
      New York, New York 10281
      Fax: 212-504-6666
      Attn: Dennis J. Block, Esq.
      ----

      Section 7.5 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors (including heirs, executors and administrators) and permitted assigns. No Party may assign either this Agreement or any of his, her, or its rights, interests, or obligations hereunder without the prior written approval of the other Party; provided, however, that the Company may (i) assign any or all of its rights and interests hereunder to one or more of its wholly-owned subsidiaries and (ii) designate one or more of its wholly-owned subsidiaries to perform its obligations hereunder (in any or all of which cases the Company nonetheless shall remain responsible for the performance of all of its obligations hereunder). This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors (including heirs, executors and administrators) and permitted assigns, except as specifically provided in Article VI and Article VII hereof.

      Section 7.6 Counterparts. This Agreement may be executed in one or more counterparts (including by means of facsimile), each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

      Section 7.7 Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

      Section 7.8 Additional Sales. It is understood and agreed that Yaacov Dabah, Eva Yagoda or Renee Dabah & Eva Yagoda co-tteee Trust fbo Moshe, Chana, Yaacov Dabah u/a dtd 11/01/1998 will be entitled to sell 17,280 shares of Common Stock held by them in the Offering, in which case they will execute joinders to this Agreement.

                                     * * * *








                  [Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first above written.

                                    THE CHILDREN'S PLACE RETAIL STORES, INC.

                                    /s/ The Children's Place Retail Stores, Inc.
                                    --------------------------------------------
                                    Name:
                                    Title:


                                    EZRA DABAH

                                    /s/ Ezra Dabah
                                    --------------------------------------------


                                    RENEE DABAH

                                    /s/ Renee Dabah
                                    --------------------------------------------


                                    R SILVERSTEIN & R DABAH CO-TTEE EVA
                                    DABAH TRUST U/A DTD 02/02/1997

                                    /s/ R Silverstein & R Dabah Co-ttee Eva
                                    ---------------------------------------
                                    Dabah Trust u/a dtd 02/02/1997
                                    ------------------------------

                                    /s/ Raine Silverstein
                                    --------------------------------------------
                                    Name:  Raine Silverstein
                                    Title: Co-Trustee

                                    /s/ Renee Dabah
                                    --------------------------------------------
                                    Name:  Renee Dabah
                                    Title: Co-Trustee

                                    R SILVERSTEIN & R DABAH CO-TTEE
                                    JOIA DABAH TRUST U/A DTD 02/02/1997

                                    /s/ R Silverstein & R Dabah Co-ttee Joia
                                    --------------------------------------------
                                    Dabah Trust u/a dtd 02/02/1997
                                    --------------------------------------------


                                    /s/ Raine Silverstein
                                    --------------------------------------------
                                    Name:  Raine Silverstein
                                    Title: Co-Trustee

                                    /s/ Renee Dabah
                                    --------------------------------------------
                                    Name:  Renee Dabah
                                    Title: Co-Trustee


                                    R SILVERSTEIN & R DABAH CO-TTEE
                                    MOSHE DABAH TRUST U/A DTD 02/02/1997

                                    /s/ R Silverstein & R Dabah Co-ttee
                                    --------------------------------------------
                                    Moshe Dabah Trust u/a dtd 02/02/1997
                                    --------------------------------------------

                                    /s/ Raine Silverstein
                                    --------------------------------------------
                                    Name:  Raine Silverstein
                                    Title: Co-Trustee

                                    /s/ Renee Dabah
                                    --------------------------------------------
                                    Name:  Renee Dabah
                                    Title: Co-Trustee


                                    R SILVERSTEIN & R DABAH CO-TTEE
                                    CHANA DABAH TRUST U/A DTD 02/02/1997

                                    /s/ R Silverstein & R Dabah Co-ttee
                                    --------------------------------------------
                                    Chana Dabah Trust u/a dtd 02/02/1997
                                    --------------------------------------------

                                    /s/ Raine Silverstein
                                    --------------------------------------------
                                    Name:  Raine Silverstein
                                    Title: Co-Trustee

                                    /s/ Renee Dabah
                                    --------------------------------------------
                                    Name:  Renee Dabah
                                    Title: Co-Trustee

                                    R SILVERSTEIN & R DABAH CO-TTEE
                                    YAACOV DABAH TRUST U/A DTD 02/02/1997

                                    /s/ R Silverstein & R Dabah Co-ttee
                                    --------------------------------------------
                                    Yaacov Dabah Trust u/a dtd 02/02/1997
                                    --------------------------------------------

                                    /s/ Raine Silverstein
                                    --------------------------------------------
                                    Name:  Raine Silverstein
                                    Title: Co-Trustee

                                    /s/ Renee Dabah
                                    --------------------------------------------
                                    Name:  Renee Dabah
                                    Title: Co-Trustee


                                    RENEE DABAH & JOIA DABAH CO-TTEE
                                    MORDECHAI YAACOV YAGODA TRUST U/A
                                    DTD 08/06/2002

                                    /s/ Renee Dabah & Joia Dabah Co-ttee
                                    --------------------------------------------
                                    Mordechai Yaacov Yagoda Trust u/a dtd
                                    --------------------------------------------
                                    08/06/2002
                                    --------------------------------------------

                                    /s/ Renee Dabah
                                    --------------------------------------------
                                    Name:  Renee Dabah
                                    Title: Co-Trustee

                                    /s/ Joia Dabah
                                    --------------------------------------------
                                    Name:  Joia Dabah
                                    Title: Co-Trustee


                                    JOIA KAZAM & RENEE DABAH CO-TTEE
                                    RACHEL CHANA YAGODA TRUST U/A DTD
                                    08/06/2002

                                    /s/ Joia Kazam & Renee Dabah co-ttee Rachel
                                    --------------------------------------------
                                    Chana Yagoda Trust u/a dtd 08/06/2002
                                    --------------------------------------------

                                    /s/ Joia Kazam
                                    --------------------------------------------
                                    Name:  Joia Kazam
                                    Title: Co-Trustee

                                    /s/ Renee Dabah
                                    --------------------------------------------
                                    Name:  Renee Dabah
                                    Title: Co-Trustee

                                    RENEE DABAH & JOIA DABAH CO-TTEE
                                    YAEL BRACHA YAGODA TRUST U/A DTD
                                    9/12/2003

                                    /s/ Renee Dabah & Joia Dabah co-ttee Yael
                                    --------------------------------------------
                                    Bracha Yagoda Trust u/a dtd 9/12/2003
                                    --------------------------------------------

                                    /s/ Renee Dabah
                                    --------------------------------------------
                                    Name:  Renee Dabah
                                    Title: Co-Trustee

                                    /s/ Joia Dabah
                                    --------------------------------------------
                                    Name:  Joia Dabah
                                    Title: Co-Trustee


                                    RAINE SILVERSTEIN TTEE RENEE DABAH
                                    TTEE FBO EVA DABAH U/A DTD 02/02/1997

                                    /s/ Raine Silverstein ttee Renee Dabah ttee
                                    --------------------------------------------
                                    fbo Eva Dabah u/a dtd 02/02/1997
                                    --------------------------------------------

                                    /s/ Raine Silverstein
                                    --------------------------------------------
                                    Name:  Raine Silverstein
                                    Title: Co-Trustee

                                    /s/ Renee Dabah
                                    --------------------------------------------
                                    Name:  Renee Dabah
                                    Title: Co-Trustee


                                    RAINE SILVERSTEIN TTEE RENEE DABAH
                                    TTEE FBO JOIA DABAH U/A DTD 02/02/1997

                                    /s/ Raine Silverstein ttee Renee Dabah ttee
                                    --------------------------------------------
                                    fbo Joia Dabah u/a dtd 02/02/1997
                                    --------------------------------------------

                                    /s/ Raine Silverstein
                                    --------------------------------------------
                                    Name:  Raine Silverstein
                                    Title: Co-Trustee

                                    /s/ Renee Dabah
                                    --------------------------------------------
                                    Name:  Renee Dabah
                                    Title: Co-Trustee

                                    RAINE SILVERSTEIN TTEE RENEE DABAH
                                    TTEE FBO MOSHE DABAH U/A DTD
                                    02/02/1997

                                    /s/ Raine Silverstein ttee Renee Dabah ttee
                                    --------------------------------------------
                                    fbo Moshe Dabah u/a dtd 02/02/1997
                                    --------------------------------------------

                                    /s/ Raine Silverstein
                                    --------------------------------------------
                                    Name:  Raine Silverstein
                                    Title: Co-Trustee

                                    /s/ Renee Dabah
                                    --------------------------------------------
                                    Name:  Renee Dabah
                                    Title: Co-Trustee


                                    RAINE SILVERSTEIN TTEE RENEE DABAH
                                    TTEE FBO CHANA DABAH U/A DTD
                                    02/02/1997

                                    /s/ Raine Silverstein ttee Renee Dabah ttee
                                    --------------------------------------------
                                    fbo Chana Dabah u/a dtd 02/02/1997
                                    --------------------------------------------

                                    /s/ Raine Silverstein
                                    --------------------------------------------
                                    Name:  Raine Silverstein
                                    Title: Co-Trustee

                                    /s/ Renee Dabah
                                    --------------------------------------------
                                    Name:  Renee Dabah
                                    Title: Co-Trustee


                                    RAINE SILVERSTEIN TTEE RENEE DABAH
                                    TTEE FBO YAACOV DABAH U/A DTD
                                    02/02/1997

                                    /s/ Raine Silverstein ttee Renee Dabah ttee
                                    --------------------------------------------
                                    fbo Yaacov Dabah u/a dtd 02/02/1997
                                    --------------------------------------------

                                    /s/ Raine Silverstein
                                    --------------------------------------------
                                    Name:  Raine Silverstein
                                    Title: Co-Trustee

                                    /s/ Renee Dabah
                                    --------------------------------------------
                                    Name:  Renee Dabah
                                    Title: Co-Trustee